CONSENT

[Letterhead of CARACLE CREEK INTERNATIONAL INC.]

We hereby consent to the reference to the following reports in connection with the filing of the annual report on Form 40-F for the fiscal year ended December 31, 2011 of Quaterra Resources Inc. filed with the United States Securities and Exchange Commission:

1.	Independent Technical Report, The Nieves Silver Project, Zacatecas State, Mexico dated May 8, 2009; and.
2.	Independent Technical Report, Nieves Property, Zacatecas State, Mexico dated September 17, 2010.

Dated this 26th day of March, 2012.

/s/ Robert L. Gordon
Robert L. Gordon, P. Eng. MBA
General Manager

On behalf

Caracle Creek International Consulting Inc.